 Exhibit 99.1

March 15, 2016

VIA EMAIL (COLLTA@COOLEY.COM)

Tom Coll, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121-1909

Re:	AmpliPhi Biosciences Corporation

Dear Mr. Coll:

This firm represents New River Management VII, LP ("NRM"), a holder of Series B Preferred Stock in AmpliPhi Biosciences Corporation ("AmpliPhi" or the "Company"). I write to you concerning a proposed risk factor that you have informed NRM and its affiliate, Third Security, LLC, may be included in AmpliPhi's upcoming Form 10-K.

The proposed risk factor pertains to Section 4.4.4(b) of the Company's Amended and Restated Articles of Incorporation, which provides for automatic conversion of the Company's Series B Preferred Stock into Common Shares if certain conditions are met. The proposed risk factor maintains that the Company contends that a future underwritten public offering by AmpliPhi "that otherwise meets the specified parameters" will cause an automatic conversion under clause (i) of section 4.4.4(b). The proposed risk factor does not discuss the "specified parameters" or explain how they could be met. It also fails to explain or cite any authority supporting the proposition that a company whose shares are already publicly traded and listed on a national exchange could conduct an "initial public offering."

Clause (i) of section 4.4.4(b) provides that the Series B shares are convertible into common shares:

upon the closing of an underwritten initial public offering with aggregate offering proceeds to the Corporation of at least $7,000,000 (after reduction for underwriting discounts and commissions) and a price per share to the public of at least the Series B Stated Value (subject to adjustment in the event of any stock dividend, stock split, stock distribution or combination with respect to such shares) upon the closing of which the shares of Common Stock of the Corporation shall be listed for trading on the national securities exchanges operated by the New York Stock Exchange or NASDAQ Stock Market[.]

Clause (i), thus, establishes three conditions that must be met to perfect the Company's automatic conversion right. First, there must be "an underwritten initial public offering with aggregate offering proceeds to the Corporation of at least $7,000,000 (after reduction for underwriting discounts and commissions)." Second, the "price per share to the public [must be] at least the Series B Stated Value (subject to adjustment in the event of any stock dividend, stock split, stock distribution or combination with respect to such shares)." Third, "upon the closing of [offering,] the shares of Common Stock of the Corporation shall be listed for trading on the national securities exchanges operated by the New York Stock Exchange or NASDAQ Stock Market."

As noted in the proposed risk factor, the Company's common shares began trading on the NYSE MKT Exchange in August 2015. Consequently, any future public offering by the Company would not result in "the shares of Common Stock of the Corporation [being] listed for trading on the national securities exchanges operated by the New York Stock Exchange or NASDAQ Stock Market." Any argument by the Company that a future public offering can trigger automatic conversion would require the clause "upon the closing of which" to be written out of the Company's Amended and Restated Articles of Incorporation. These facts are material to understanding whether an actual dispute exists over the Company's ability to automatically convert the Series B Preferred Shares into Common Shares. The omission of these facts renders the proposed risk factor materially misleading.

Likewise, Rule 12f-2(c) [17 CFR § 240.12f-2(c)] defines an "initial public offering" as follows: "An initial public offering commences at such time as is described in section 12(f)(1)(G)(ii) of the [Securities Exchange] Act [of 1934]." Section 12(f)(1)(G)(ii) [15 U.S.C.A. § 781(f)(1)(G)(ii)] explains "an initial public offering of such security commences at the opening of trading on the day on which such security commences trading on the national securities exchange with which such security is registered." Thus, the statutory definition of an "initial public offering" shows that an initial public offering is coincident with the commencement of trading on a national securities exchange. Consequently, a company whose common shares are publicly traded cannot conduct an "initial public offering" of common shares. Therefore, the suggestion in the proposed risk factor that a future public offering may trigger automatic conversion under clause (i) of section 4.4.4(b) and the omission of this information also render the proposed risk factor materially misleading.

Finally, in order to trigger an automatic conversion under clause (i) of section 4.4.4(b), the price per share of the offering must be "at least the Series B Stated Value (subject to adjustment in the event of any stock dividend, stock split, stock distribution or combination with respect to such shares)". The stated value of Series B shares is $1.40. On August 5, 2015, the Company announced "a 1-for-50 reverse stock split." As a result of the reverse stock split, the adjusted stated value of the Series B shares is $70. Nowhere in the proposed risk factor is this fact mentioned. Today, AmpliPhi's stock opened at $4.12 per share, making the achievement of this condition practically impossible. The omission of the adjusted stated value of the Series B shares makes the proposed risk factor materially misleading.

If the Management and the Board of the Company knowingly causes the Company to make a materially misleading statement in its Form 10-K, they will not only have violated, along with the Company, Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, they will have also breached their fiduciary duties to the Company and its shareholders. Because of this, we are informed that Julian Kirk, a member of the Board, will not sign or consent to the filing of the Form 10-K if it includes the materially misleading risk factor.

Very truly yours,

DLA Piper LLP (US)

Robert W. Brownlie

Partner

Admitted to practice in California

RWB

cc:	Mr. Julian Kirk
Tad Fisher, Esq.